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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
-----------------          NOTIFICATION OF LATE FILING
SEC FILE NUMBER
                                   FORM 10-QSB
-----------------
CUSIP NUMBER
-----------------

-----------------         For Period Ended: September 30, 2000


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing identify the Item(s) to which the notification relates: N/A


Part I--Registrant Information

     Full Name of Registrant: Titan Motorcycle Co. of America

     2222 West Peoria Avenue
     Address of Principal Executive Office

     Phoenix, Arizona 85029
     City, State and Zip Code



Part II--Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.


     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-QSB, or portions thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

     Due to change in Corporate Controller position, additional time for transition was required.


Part IV--Other Information


     (1) Name and telephone number of person to contact in regard to this notification.

     Dennis Rutherford        (602)       861-6977          (Name)
     -------------------------------------------------------
                            (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).

         X     Yes       No
     ---------    -------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?           Yes             X     No
                   --------            ----------

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     Titan Motorcycle Co. of America has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                  TITAN MOTORCYCLE CO. OF AMERICA

Date  November 14, 2000            /s/ Dennis Rutherford
     ------------------    By          -----------------
                                       Dennis Rutherford
                                       CFO


ATTENTION:   Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).




12B-25Form10-Q.627